FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:       SYNGENTA AG

Press Release:     “Syngenta Petitions Court to Protect Growers’ Unrestricted Access to Grain Outlets for New Technology”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta North America Region Syngenta Seeds, Inc. 11055 Wayzata Boulevard Minnetonka, MN 55305 www.syngenta-us.com

Syngenta Petitions Court to Protect Growers’ Unrestricted Access to Grain Outlets for New Technology

MINNETONKA, Minn. – August 22, 2011 – Syngenta in North America today filed a complaint in U.S. District Court for the Northern District of Iowa against Bunge North America (“Bunge”) for having violated a number of Federal and State laws.  Syngenta alleges Bunge is attempting to block the legal merchandising of the Agrisure Viptera™ trait which was launched in compliance with all U.S. regulatory requirements as well as industry guidelines for commercialization.

 “We are taking this action to remove the illegal impediment Bunge imposed on growers when they announced mid-season that they would not accept grain enhanced by the Agrisure Viptera™ trait,” said David Morgan, President, Syngenta Seeds, Inc. “When a product has been legally approved, growers should be able to use that technology without subsequently being subjected to arbitrary actions.”

“Our first priority is growers,” said Morgan.  “Growers inherently face a myriad of risks and Bunge’s decision to change grain specifications when farmers had already planted their corn is unacceptable.   We are working with farmers who are impacted by this decision to help them find alternatives for delivering their grain.”

Syngenta received deregulation from the USDA for the Agrisure Viptera™ trait in April 2010. Since then, the technology has been approved for cultivation in Canada, Argentina and Brazil, and for import in the key markets of Australia, Brazil, Canada, Japan, Mexico, New Zealand, the Philippines, Korea and Taiwan.  Approval of the trait is pending in China and is expected early 2012.

The Agrisure Viptera™ trait provides unsurpassed control of 14 yield- and quality-robbing insects including corn borer, corn rootworm and the multi-pest complex, a collection of insects that cost American corn growers more than $1.1 billion annually in lost yield and grain quality1.  The trait became commercially available to U.S. corn growers for 2011 planting.

Growers, seed dealers and seed retailers with questions about this matter can send inquiries to Export.Info@syngenta.com or call 800-319-1360 between 6 a.m. and 11 p.m. Monday through Saturday.  Additional information for growers can be found at AgrisureViptera.com/exportinfo.

About Syngenta

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

1Sources: Census 2007 USDA, USDA Risk Management Agency‘s internal indemnity database. Aflatoxin Center of Excellence of the South, Syngenta Entomology Research.

Crops or other material produced from Agrisure Corn Trait products can only be exported to, used, processed and/or sold in countries where all necessary regulatory approvals have been granted.

Agrisure®, Agrisure VipteraTM and the Syngenta logo are trademarks of a Syngenta Group Company.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Media Contacts:

Paul Minehart
Syngenta Seeds, Inc.
202-737-8913
paul.minehart@syngenta.com

Related Links:
Syngenta
Syngenta Seeds
Agrisure Traits

Syngenta – August 22, 2011 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	August 22, 2011	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services